June 15, 2006

<u>Via Fax and U.S. Mail</u>

Mr. Nicholas Vamvakas
ME Portfolio Management Limited
Level 23
360 Collins Street
Melbourne, VIC 3000
Australia

Re: ME Portfolio Management Limited
Registration Statement on Form S-3
Filed May 17, 2006
File No. 333-134196

Dear Mr. Vamvakas:

We have limited our review of your filing to the issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note that you refer to "the seller", "the manager" and "the mortgage manager", among other transaction participants, please revise the registration statement throughout, including the cover pages, to use the terminology set out in Regulation AB.

2. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

5. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

6. Please confirm that you have provided the disclosure as required by Item 1100(e) of Regulation AB.

7. Please note that your registration statement has been referred to the Division of Investment Management for review and possible additional comment.

Prospectus Supplement #1

Cover

8. Please revise your Item 1102(d) disclosure to clarify that the obligations are that of the issuing entity and not the issuer trustee or advise. Please further revise to have the statement mirror the language in Item 1102(d) or advise.

9. Please revise the cover page to include a placeholder or bracketed disclosure for identification of the forms of credit support contemplated for use with the prospectus. Your present disclosure refers investors to the summary of the supplement, without providing any indication of the support to be used.

Important Notice About Information…, page S-1

10. We note your disclosure in the second paragraph on this page that the terms of the notes described in this prospectus may be different from the terms described in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise the prospectus supplement, and similar language at page 1 of the base prospectus, accordingly.

Parties to the Transaction, page S-8

11. Please add bracketed language confirming that you will identify all parties servicing 10% or more of the pool assets, as applicable under Item 1108 of Regulation AB, and add bracketed language indicating that you will provide Item 1108 information for any servicer that services more than 20% of the assets. Refer to Item 1108(a) of Regulation AB.

12. Please add bracketed language confirming that you will identify all parties originating 20% or more of the pool assets, if applicable.

Structural Diagram, page S-10

13. Please label the entities using Regulation AB terms, such as label the Sponsor of the transaction and the issuing entity.

SMHL Securitization Program, page S-13

14. We note the disclosure that housing loans originated under the program are initially financed through, and owned by, Perpetual Limited as the trustee of the origination funds. Please explain what the purpose is of the origination funds. We also note that you refer to ME as the originator throughout the document. Please explain the differences in the functions of ME and Perpetual Limited as it pertains to loan origination.

Credit Enhancement, page S-15

15. Please revise your subordination discussion to more clearly explain whether there is a payment preference between different sub-classes of the Class A notes. We also note from your disclosure on page S-11 that certain sub-classes of the Class A notes will be non-offered notes. Please address the impact of these notes on the subordination formula.

16. Please include bracketed placeholders to confirm that you will identify any third parties providing credit support. Refer to Item 1103(a)(3)(ix) of Regulation AB.

17. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

18. Please add in an appropriate place bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the significance percentage meets the applicable thresholds.

Top-Up Loans, page S-18

19. We note that the trustee of the SMHL Origination Fund No.3 may repurchase the loan from a borrower (and make a separate top-up loan to the borrower) if the issuing entity is unable to make a top-up loan because the borrower fails to me certain requirements. Under this scenario would the new loan be included in the asset pool. If so, please tell us why you believe inclusion of the new loan is consistent with the discrete pool requirements of Regulation AB.

20. Please tell us what steps you take to ensure that the borrower is capable of repaying the new higher loan payment after top-up loan is granted. Please discuss the underwriting criteria for top-loans granted by the issuer trustee and those granted by the trustee of SHML Origination Fund No.3. Your current disclosure suggests that the standards for loans issued by the latter trustee are more lenient.

Optional Redemption, page S-21

21. While we note your optional redemption discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(viii) of Regulation AB.

The Issuing Entity, page S-49

22. We note your disclosure that the fund may issue liquidity notes, payment funding facility notes, redraw funding facility notes and top-up funding facility notes. Please tell us when these notes will be issued and whether they will be registered notes. If registered, please confirm that they are registered at this time. Or tell us if they will be conducted in a transaction exempt from the federal securities laws. Please confirm that your proposed structure does not contemplate a series trust and that separate and unrelated transactions will not occur in the same asset pool.

The Manager, Sponsor and Depositor, page S-54

23. Please provide us with your analysis as to why you believe MEPM is the depositor under Regulation AB.

The Class A Note Trustee, page S-56

24. Please tell us the purpose of the Class A Note Trustee.

Other Trusts, page S- 58

25. Please tell us what the purpose is of these other trusts. Are certain assets held exclusively in these trusts? Please include these trusts in your diagram on page S-10 or in a separate diagram to illustrate where the trusts are held.

Superannuation Members' Home Loans -- Residential Loan Program, page S-59

26. We note your discussion of MEPM's "Superannuation Members' Home Loan" origination procedures here and at page 67 of the base prospectus. However, in the summary you identify Members Equity Bank Pty Limited, or ME, as the originator, not MEPM. Although you state on page S-54 that MEPM was established in 1994 to conduct off balance sheet funding programs for ME, it is unclear whether the ME and MEPM origination programs are presently one and the same. Please advise. If they are not, please revise your disclosure in the base and prospectus supplements to address ME originations rather than those under the MEPM program.

27. As a follow-up to the prior comment, we note that you have included a discussion of the underwriting processes for the pool assets. However, we are not able to locate a discussion of your actual pool selection criteria. Please revise accordingly. Refer to Item 1111(a)(4) of Regulation AB.

Top-up loans / existing borrower, page S-62

28. Please advise us if the top-up loans will be held by the issuing entity. If so, why are they not listed as a separate asset of the trust? Also, how does this feature meet the definition of asset-backed security and the requirement that the pool be backed by a discrete pool of receivables.

Delinquency Experience of the Housing Loans, page S-78

29. Please clarify your charge-off policy. In addition, please confirm that you will provide loss and delinquency information in 30/31 day buckets through charge-off.

30. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer Item I.B.5. of Form S-3.

Redraws, page S-112

31. Please tell us how this feature meets the definition of asset-backed security.

Redraw Funding Facility, page S-112

32. Please explain where this facility is held. Is it held by the issuing entity, SMHL Global Fund No. [ ]. Similarly advise in regards to the Top-Up Funding Facility?

Fixed-Floating Rate Swap Provider, page S-122

33. Please provide your form of disclosure that you plan to provide if the significant percentage of the relevant swap meets the applicable threshold. Refer to Item 1115(b)(1) and (2) of Regulation AB.

Residual Interests, page S-138

34. Please advise us whether or not the residual interest will be registered or exempt and how it may be transferred.

Base Prospectus

Assets of a Fund, page 9

35. Please tell us what you are referring to when you say "any collateral securities in relation to the housing loans."

36. Please delete the final bullet on page 9 or revise to clarify that you are referring specifically to credit enhancement described in the base prospectus. Please revise accordingly throughout the base prospectus as appropriate.

The Housing Loans, page 9

37. At the top of page 10, please delete the first sentence which indicates that the prospectus supplement for a series may also describe additional or different product types or features of the housing loans assigned to the fund. All types and features should be described in the base prospectus. Please revise throughout.

38. We note your disclosure that if information respecting the housing loans is not known at the time the notes are initially offered, additional information may be set forth in Form 8-K within 15 days. Please confirm that the updated information will be filed in a timely manner as required under Form 8-K. Please revise as necessary. Refer also to your disclosure at page 17.

Transfer and Assignment of the Housing Loans, page 11

39. Please explain to us the securitization bond issue direction. Please tell us why it is not a security.

40. Please explain to us how the loans are transferred from SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1 to SMHL Global Fund No. [ ], the issuing entity.

SMHL Product Types, page 19

41. Please delete this section. All assets that may be included in the trust fund must be identified in the base prospectus.

Standard Variable Rate Loan, page 19

42. We note your disclosure that the variable interest rate can be adjusted at the discretion of the manager. Please tell us how this works. For instance, how often can the rate be changed? Can it go down as well as up? Please note that the interest rate on the loans should be limited to traditional indices for interest on debt and not, for instance, indices of securities or commodities. Please explain to us how this variable feature meets the definition of asset-backed security.

Substitution of Security, page 20

43. Please explain to us how this meets the definition of asset-backed security and how this meets the requirement that the asset pool be discrete.

Payments of Interest, page 24

44. Please confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indices of securities or commodities.

Payments of Principal, page 25

45. We note your disclosure that the prospectus supplement may specify whether all or a portion of principal collected on the housing loans may be retained by the issuer trustee and held in temporary investments for a specified period prior to being used to make payments of principal to noteholders, purchase additional assets for the fund, including housing loans. This appears to be a revolving period. Please revise your disclosure to address Items 1101(c)(3)(iii) and 1111(g) of Regulation AB or advise.

Types of Enhancements, page 37

46. Please delete reference to "other insurance, guarantees, credit support swaps and similar instruments or agreements." We view this as a catch-all. Alternatively, please specify and explain the operation of the instruments you are referring to. Revise throughout as necessary. Each type of credit enhancement should be described in the base prospectus. Swaps should be limited to interest rate or currency swaps or tell us how an anticipated swap meets the definition of asset-backed security. Similarly, please delete "other similar arrangements," at page 38 under "Other Insurance, Guarantees . . . ." Also revise your disclosure at page S-16.

Excess Collections, page 38

47. Please explain how the reimbursements would operate and if excess funds received on top-up loans, for example, could be used to pay the noteholders.

Issuance of Additional Notes, page 40

48. Please advise if you anticipate these will be registered or exempt transactions.

Evidence as to Compliance, page 72

49. Please revise to confirm that the servicing criteria will be as set forth in Item 1122 of Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Reviewer

cc: Via Facsimile
        Mr. Christopher J. Kell, Esq. (Skadden)